SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

KaloBios Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48344T100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 48344T100	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners V, L.P. (“SVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 48344T100	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Affiliates V, L.P. (“SVA V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 48344T100	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Principals V, LP (“SVPr V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 48344T100	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management V, L.L.C. (“SM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,558 shares, except that Michael F. Powell (“Powell”), Alain L. Azan (“Azan”) and James I. Healy (“Healy”), the managing members of SM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 10,558 shares, except that Powell, Azan and Healy, the managing members of SM V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,558 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 48344T100	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management V 2005 L.L.C. (“SMV 2005”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,685 shares, except that Powell, Azan and Healy, the managing members of SMV 2005, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 10,685 shares, except that Powell, Azan and Healy, the managing members of SMV 2005, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,685 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 48344T100	13 G	Page 7 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,926 shares.
6

SHARED VOTING POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by Sofinnova Ventures, Inc. (“SM Inc”). Powell, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by both SM V and SMV V. Powell, a director of SM Inc, may be deemed to have shared power to vote the shares held by SM Inc.

	7	SOLE DISPOSITIVE POWER 2,926 shares.
8

SHARED DISPOSITIVE POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by SM Inc. Powell, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by both SM V and SMV V. Powell, a director of SM Inc, may be deemed to have shared power to dispose of the shares held by SM Inc.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,807 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48344T100	13 G	Page 8 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alain L. Azan (“Azan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,878 shares.
6

SHARED VOTING POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by SM Inc. Azan, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by both SM V and SMV V. Azan, a director of SM Inc, may be deemed to have shared power to vote the shares held by SM Inc.

	7	SOLE DISPOSITIVE POWER 4,878 shares
8

SHARED DISPOSITIVE POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by SM Inc. Azan, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by both SM V and SMV V. Azan, a director of SM Inc, may be deemed to have shared power to dispose of the shares held by SM Inc.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,759 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48344T100	13 G	Page 9 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,487 shares (includes 15,000 shares issuable to Healy pursuant to outstanding options exercisable within 60 days of December 31, 2014).
6

SHARED VOTING POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by SM Inc. Healy, a managing member of both SM V and SMV 2005, may be deemed to have shared power to vote the shares held by both SM V and SMV V. Healy, a director of SM Inc, may be deemed to have shared power to vote the shares held by SM Inc.

	7	SOLE DISPOSITIVE POWER 15,487 shares (includes 15,000 shares issuable to Healy pursuant to outstanding options exercisable within 60 days of December 31, 2014).
8

SHARED DISPOSITIVE POWER

23,881 shares, of which 10,558 shares are owned directly by SM V, 10,685 shares are owned directly by SMV 2005 and 2,638 shares are owned directly by SM Inc. Healy, a managing member of both SM V and SMV 2005, may be deemed to have shared power to dispose of the shares held by both SM V and SMV V. Healy, a director of SM Inc, may be deemed to have shared power to dispose of the shares held by SM Inc.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,368 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 48344T100	13 G	Page 10 of 14

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Sofinnova Venture Partners V, L.P. (“SVP V”), Sofinnova Venture Affiliates V, L.P. (“SVA V”), Sofinnova Venture Principals V, L.P. (“SVPr V”), Sofinnova Management V, L.L.C. (“SM V”), Sofinnova Management V 2005 LLC (“SMV 2005”), Michael F. Powell (“Powell”), Alain L. Azan (“Azan”) and James I. Healy (“Healy”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Sofinnova Ventures

3000 Sand Hill Road, Bldg. 4, Suite 250

Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP

SVPr V is a Delaware limited partnership. SM V and SMV 2005 are Delaware limited liability companies. Powell, Azan and Healy are United States citizens. SVP V and SVA V were Delaware limited partnerships that were wound up and cancelled on or prior to December 31, 2014.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The following information with respect to the ownership of the shares of the issuer by the persons filing this statement is provided as of December 31, 2014.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 48344T100	13 G	Page 11 of 14

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

CUSIP NO. 48344T100	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

/s/ Nathalie Auber
Sofinnova Management V, L.L.C.	Nathalie Auber, Attorney-in-Fact*

Sofinnova Management V 2005 L.L.C.	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Sofinnova Venture Principals V, L.P.	/s/ Nathalie Auber
By Sofinnova Management V, L.L.C.	Nathalie Auber, Attorney-in-Fact*
Its General Partner

Michael F. Powell	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Alain L. Azan	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

James I. Healy	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 48344T100	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 48344T100	13 G	Page 14 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of KaloBios Pharmaceuticals, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.